

September 27, 2010

VIA U.S. MAIL AND FACSIMILE

Gary M. Rodkin
President and Chief Executive Officer
ConAgra Foods, Inc.
One ConAgra Drive
Omaha, Nebraska 68102-5001

> **Re:** **ConAgra Foods, Inc.**
> **Form 10-K for Fiscal Year Ended May 30, 2010**
> **Filed July 22, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 9, 2010**
> **File No. 1-07275**

Dear Mr. Rodkin:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 30, 2010

Exhibits and Financial Statement Schedules, page 87

1.   Please provide the basis for not filing any customer contracts in respect of Wal-Mart Stores, Inc. In that regard, we note your disclosure at page 6 that Wal-Mart Stores, Inc. and its affiliates accounted for approximately 18%, 17%, and 15% of your consolidated

net sales for fiscal 2010, 2009, and 2008, respectively. See Item 601(b)(10)(ii)(B) of Regulation S-K.

Exhibits 31.1 and 31.2

2.	We note the use of the word "presentation" instead of "preparation" in paragraph 4(b). Please tell us whether such replacement was a typographical error. In future filings, please file certifications that match exactly the form set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed August 9, 2010

Corporate Governance, page 5

Board Committees, page 8

3.	We note your disclosure under "Related-Party Transactions" on page 33 of your annual report for the fiscal year ended May 30, 2010 regarding related party transactions involving one of your directors. Please provide all of the information required by Item 404 of Regulation S-K, including, without limitation, the name of the related person, the approximate dollar value of the amount of the related person's interest in the transaction and any other information regarding the transaction or the related person in the context of the transaction that is material to investors in light of the circumstances of the particular transaction.

Executive Compensation, page 19

4.	We note your disclosure at page 24 regarding the factors that your Human Resources Committee considered for fiscal 2010 when awarding incentive opportunities under the Management Incentive Plan and performance share plan for your named executive officers, and in determining option grant sizes. If material, please disclose for each named executive officer the committee's determination for 2010 with respect to each of these factors when determining the range of payout options under your Management Incentive Plan, the number of options granted and the number of performance shares granted.

5.	We note your disclosure at page 27 regarding your Human Resources Committee's assessment of individual performance in connection with determining the Management Incentive Plan payouts. If material, please disclose the committee's assessment with respect to the individual performance of each named executive officer.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee at (202) 551-3340, or in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director